
umicore

RECEIVED
2010 OCT 19 A 11:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek

SUPPL

LegalCorp
Brussels, October 5, 2010


10016457

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents:

- The convening notice to the extraordinary general meeting to be held on October 29, 2010;
- The press release "Interim dividend to be paid as from 13 October", dated September 3, 2010.

Yours sincerely,

Umicore

B. Caeymaex
Legal Counsel

G. Nolens
Senior Vice-President
Legal Affairs

Encl.

Umicore
Naamloze vennootschap - Société Anonyme
Broekstraat 31 Rue du Marais
BE-1000 Brussels, Belgium

Tel +32 2 227 71 11
Fax +32 2 227 79 00
e-mail info@umicore.com
www.umicore.com

VAT BE 0401.574.852
RPM/RPR Brussels
Bank 210-0052900-87
IBAN BE 67 2100 0529 0087 - BIC GEBABEBB

Registered Office Broekstraat 31 Rue du Marais, B-1000 Brussels, Belgium



LIMITED LIABILITY COMPANY
Registered Office: rue du Marais 31 Broekstraat - 1000 Brussels
VAT BE 0401.574.852 RLE Brussels

The record date procedure has established that the extraordinary shareholders' meeting scheduled to be held on Wednesday 6 October 2010 at 9.30 a.m. will not be able to deliberate on the agenda because the required attendance quorum will not be reached. As a result, shareholders are convened to a **second extraordinary shareholders' meeting** which will be held on **Friday 29 October 2010 at 9.30 a.m.**, at the registered office of Umicore, Broekstraat 31 rue du Marais, 1000 Brussels. This meeting will validly conduct business and deliberate on the items on the agenda irrespective of the number of shares present or represented.

In order to facilitate the keeping of the attendance list on 29 October 2010, the shareholders and/or their representatives will be welcomed to register as of 8.30 a.m.

AGENDA

1. Motion to renew the authorisation to acquire own shares.
   Proposed resolutions:
   - *The general meeting authorises the company to acquire own shares in the company on a regulated market, from 29 October 2010 until 28 April 2012 (included), within a limit of 10% of the subscribed capital, at a price per share comprised between four euros (EUR 4.00) and seventy-five euros (EUR 75.00).*
   - *The general meeting authorises the company's subsidiaries to acquire shares in the company on a regulated market, in accordance with the conditions of the authorisation granted to the company itself.*
2. Review and discussion of the draft terms of the contemplated merger between Umicore NV/SA (absorbing company) and its 100% subsidiary, Umicore Oxyde Belgium NV/SA with registered office in 3550 Heusden-Zolder, Industriezone Zolder-Lummen Zuid (company to be absorbed), as drawn-up by the boards of directors of the merging companies in accordance with Article 719 of the Companies Code. These draft terms of the merger were drawn-up on 23 August 2010 and were lodged with the Clerk's office of the Commercial Courts of Brussels and Hasselt. The shareholders are entitled to receiving a free copy of the merger proposal at the registered office of Umicore NV/SA.
3. Motion to approve the draft terms of the merger dated 23 August 2010, as drawn-up by the boards of directors of the merging companies.
   Proposed resolution:
   - *The general meeting approves the draft terms of the merger dated 23 August 2010, as drawn-up by the boards of directors of Umicore NV/SA (absorbing company) and Umicore Oxyde Belgium NV (company to be absorbed).*
4. Motion to approve the transaction whereby Umicore NV/SA (absorbing company) absorbs its 100% subsidiary, Umicore Oxyde Belgium NV (company to be absorbed) through an operation equivalent to a merger as meant under Article 676, 1° of the Companies Code. As a result of this transaction all assets and liabilities of the company to be absorbed, without exception or general reservation, will be transferred to the absorbing company,
   Proposed resolution:
   - *The general meeting approves the transaction whereby Umicore NV/SA (absorbing company) absorbs its 100% subsidiary, Umicore Oxyde Belgium NV (company to be absorbed) through an operation equivalent to a merger as meant under Article 676, 1° of the Companies Code. As a result of this transaction all assets and liabilities of the company to be absorbed, without exception or general reservation, will be transferred to the absorbing company.*

Conditions for admission to the extraordinary general meeting:

Pursuant to Article 536 of the Belgian Companies Code and to Article 17 d) of the articles of association, and as a derogation of the conditions set forth in a) to c) of said Article 17, the board of directors has decided that the shareholders will be admitted to, and can vote at, the extraordinary general meeting if the company can determine, on the basis of the evidence submitted in accordance with the procedure described below, that they were holding **on Friday 22 October 2010**, at midnight (Belgian time) (the "**Record Date**"), the shares of which they intend to exercise the voting rights at the extraordinary shareholders meeting.

In order to establish towards Umicore that they hold their shares on the Record Date, the shareholders must proceed as follows:

For holders of registered shares:

A confirmation of the number of shares for which they want their shareholding to be established on the Record Date, must reach Umicore **at the latest on Friday 22 October 2010 at midnight** (Belgian time)
By fax: +32 2 227 79 13
Or by e-mail: isabelle.fulop@umicore.com or baudouin.caeymaex@umicore.com
The holding of the shares on the Record Date will be assessed by Umicore on the basis of the entries in the book of registered shares.

For holders of printed bearer shares (Umicore shares existing before the share split: ISIN BE0003626372)

Holders of **printed bearer shares** must physically deposit the number of shares for which they want their shareholding to be established on the Record Date in a Belgian branch of one of the banks listed below, **at the latest on Friday 22 October 2010** before the close of business at such branch. The holding of the shares on the Record Date will be established on the basis of a confirmation of the deposit sent to Umicore by the relevant bank.

We would particularly like to draw your attention to the fact that since 1 January 2008, pursuant to the Belgian legislation on the abolishment of bearer shares, the deposit of any printed bearer shares with a financial institution by a shareholder in view of participating in a general meeting causes the automatic dematerialisation of his/her bearer shares and their registration in a dematerialised deposit account with said financial institution. It is no longer possible to deliver back printed bearer shares to shareholders if those shares have been deposited with a financial institution.
The number of dematerialised shares registered in the deposit account will take into account the split of the shares by a factor of five decided by the extraordinary general meeting of shareholders held on 5 February 2008.

For holders of dematerialised shares:

Holders of **dematerialised shares** will have to notify one of the banks listed below of the number of shares for which they want their shareholding to be established on the Record Date, **at the latest on Friday 22 October 2010 at midnight** (Belgian time). The holding of the dematerialised shares on the Record Date will be established on the basis of a confirmation sent to Umicore by the below banks.

BANQUE DEGROOF/BANK DEGROOF
BNP PARIBAS FORTIS
DEXIA BANQUE/DEXIA BANK
ING
KBC
PETERCAM

The shareholders can **vote by post** in accordance with Article 19 of the articles of association. Postal votes must be cast on the form prepared by Umicore. The postal voting form, as approved by the board of directors, may be obtained at the company's registered office or on the company website: www.umicore.com, or through the above-mentioned financial institutions. The signed original of the postal voting form must reach the company's registered office (attention Isabelle Fulop) by **Monday 25 October 2010 at the latest**.

The shareholders **can participate in the general meeting through a proxy holder. Proxy forms** may be obtained at the company's registered office, on the company website: www.umicore.com, or through the above-mentioned financial institutions. Signed original proxies must reach the company's registered office (attention Isabelle Fulop) by **Monday 25 October 2010 at the latest**.

The shareholder who wishes to vote by post or to be represented must, in any case, comply with the registration procedure described here above.

We remind you that no one may participate in or be represented at the general meeting of shareholders if he/she/it is not the effective owner of the shares. However, the organisations declaring being authorised to act as owners of the shares by the effective shareholder will be allowed to vote.

Access to the extraordinary general meeting will be given on presentation of the ID card or the passport of the shareholder or of the proxy holder.

The board of directors

P.S.
Shareholders can park their cars free of charge in the City Parking, boulevard Pachéco 7 Pachecolaan, 1000 Brussels, if they have the ticket from the car park stamped at the reception desk of Umicore.





Press release
CP-2010-20-R

Regulated Information

3 September 2010
08:30 CET

Interim dividend to be paid as from 13 October

As previously mentioned, on 5 August 2010, the Board of Directors decided to institute an interim dividend payment. The interim dividend will correspond to half of the total dividend paid for the prior year. The difference between the interim dividend and the total dividend for the year (as proposed by the Board and subject to approval by the shareholders) will be paid out after the AGM.

As a result of this change a gross interim dividend of € 0.325 per new share (ISIN BE0003884047) - i.e. half of the dividend paid in respect of 2009 earnings - will be paid out as from 13 October 2010.

The System Paying Agent designated for the payment of the 2010 interim dividend is:

KBC Bank
Havenlaan / Avenue du Port, 2
1080 Brussels

More information can be found on
http://www.investorrelations.umicore.com/en/shareInformation/dividendInformation/

n.v. Umicore s.a.
Group Communications

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

phone: +32 2 227 71 11
fax: +32 2 227 79 00
e-mail: info@umicore.com

BTW: BE0401 574 852
Bank: 210-0053806-23
TRB: 85382

umicore

For more information

Investor Relations:

Mr. Geoffroy RASKIN	+32 2 227 71 47		geoffroy.raskin@umicore.com
Mrs. Katleen VANDERSMISSEN	+32 2 227 78 38		katleen.vandersmissen@umicore.com

Media Relations:

Mr. Bart CROLS	+32 2 227 71 29	+32 476 98 01 21	bart.crols@umicore.com

Director of Group Communications:

Mr. Tim WEEKES	+32 2 227 73 98		tim.weekes@umicore.com

Umicore profile

Umicore is a materials technology group. It focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50% of its revenues and spends approximately 80% of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and precious metals recycling. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 6.9 billion (€ 1.7 billion excluding metal) in 2009 and currently employs some 14,300 people.